UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2024 (Report No. 2)

Commission File Number: 0-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form:40-F ☐

THE CONTENT OF THIS FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983 AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

RADCOM Ltd. has entered into a multi-year, low eight-figures, U.S. dollars agreement with an existing North American customer to further develop advanced software features for its RADCOM ACE solution. These enhancements will provide continuous, real-time network performance insights, supporting the operator’s efforts to maintain its 4G network while expanding nationwide 5G coverage.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: December 27, 2024	By:	/s/ Hadar Rahav
	Name:	Hadar Rahav
	Title:	Chief Financial Officer

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